EXHIBIT 99.2

INDEPENDENT AUDITORS' REPORT

Members
Combined Metals of Chicago LLC
Bellwood, Illinois

We have audited the accompanying consolidated balance sheets of COMBINED METALS OF CHICAGO LLC (an Illinois Limited Liability Company) AND SUBSIDIARY (a Michigan Limited Liability Company) as of December 31, 2008 and 2007, and the related consolidated statements of income and members’ equity, and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY as of December 31, 2008 and 2007, and the results of their consolidated operations and their consolidated cash flows for the years December 31, 2008, 2007 and 2006 in conformity with U.S. generally accepted accounting principles.

/s/Warady & Davis LLP
Deerfield, Illinois

February 16, 2009

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

As of December 31	2008	2007

ASSETS

CURRENT ASSETS
Cash	$—	$502,799
Accounts Receivable, net of Allowances of $375,195 and $798,000 for Doubtful Accounts	17,622,820	25,402,282
Inventory, at Specific Cost	33,246,646	44,690,272
Prepaid State Income Taxes	134,195	—
Other Current Assets	569,946	257,513
Total Current Assets	51,573,607	70,852,866

PROPERTY AND EQUIPMENT, net	31,037,575	33,125,212

OTHER ASSETS	791,496	930,734

	$83,402,678	$104,908,812

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

CURRENT LIABILITES
Book Overdraft	$1,341,400	$—
Current Maturities of Long-Term Debt	6,166,667	6,166,667
Accounts Payable	11,450,715	12,371,550
Accrued Expenses	1,885,012	2,076,784
State Income Taxes Payable	—	58,019
Distributions Payable	—	415,947
Total Current Liabilities	20,843,794	21,088,967

LONG-TERM DEBT, EXCLUSIVE OF CURRENT MATURITIES
Term Loan Payable Bank	24,666,666	30,833,333
Revolving Loan Payable Bank	14,786,591	34,489,838
Total Long-Term Debt	39,453,257	65,323,171

DEFERRED COMPENSATION	613,787	405,492

SUBORDINATED NOTES PAYABLE TO MEMBERS	20,031,824	19,020,000

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	3,755	(2,940)

MEMBERS' EQUITY (DEFICIT)	2,456,261	(925,878)

	$83,402,678	$104,908,812

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND MEMBERS’ EQUITY

For the Years Ended December 31	2008	2007	2006

NET SALES	$149,417,594	$167,463,227	$156,432,263

Cost of Materials (Including Decline in Market Value of Inventory of $2,267,032 in 2008)	97,232,136	100,763,008	89,471,462

GROSS PROFIT ON MATERIALS	52,185,458	66,700,219	66,960,801

Warehouse Expenses	34,510,503	36,786,539	36,795,605

GROSS PROFIT	17,674,955	29,913,680	30,165,196

Operating Expenses
Selling	5,362,800	5,617,765	5,274,477
Administrative	4,328,462	4,961,981	4,382,909
	9,691,262	10,579,746	9,657,386

INCOME FROM OPERATIONS	7,983,693	19,333,934	20,507,810

Other Expense, net	4,571,860	5,599,269	5,982,180

INCOME BEFORE MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	3,411,833	13,734,665	14,525,630

Minority Interest in Consolidated Subsidiary	29,694	593,206	303,220

NET INCOME	3,382,139	13,141,459	14,222,410

Members' Deficit, Beginning	(925,878)	(6,367,337)	(20,589,747)

Distribution to Members	—	(7,700,000)	—

MEMBERS' EQUITY (DEFICIT), ENDING	$2,456,261	$(925,878)	$(6,367,337)

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,382,139	$13,141,459	$14,222,410
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities
Depreciation and Amortization	5,716,697	5,446,193	5,452,662
Interest Accrued on Subordinated Notes Payable	—	—	3,897,501
(Gain) Loss on Sale of Property and Equipment	(7,459)	(5,000)	34,496
Deferred Compensation Expense, net	208,295	91,120	(94,493)
Minority Interest in Consolidated Subsidiary	29,694	593,206	303,220
Accounts Receivable	7,779,462	(28,290)	(5,478,422)
Inventory	11,443,626	(10,274,962)	(9,261,652)
Prepaid State Income Taxes	(134,195)	—	—
Other Current Assets	(312,433)	445,080	(212,224)
Accounts Payable	(920,835)	3,912,141	1,175,768
Accrued Expenses	(191,772)	(473,859)	(258,230)
State Taxes Payable	(58,019)	58,019	—
Total Adjustments	23,553,061	(236,352)	(4,441,374)
Net Cash Provided by Operating Activities	26,935,200	12,905,107	9,781,036

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in Note Receivable	—	—	184,323
Purchase of Property and Equipment	(3,444,521)	(3,206,382)	(1,816,548)
Proceeds from Sale of Property and Equipment	10,000	5,000	—
(Increase) Decrease in Other Assets	(47,841)	(812,519)	120,730
Net Cash Used by Investing Activities	(3,482,362)	(4,013,901)	(1,511,495)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in Book Overdraft	1,341,400	(1,902,168)	1,259,541
Proceeds from (Repayments of) Revolving Loan Payable Bank, net	(19,703,247)	11,175,130	1,775,000
Proceeds from (Repayments of) Term Loan Payable Bank	(6,166,667)	37,000,000	(10,900,000)
Proceeds from (Repayments of) Subordinated Notes Payable	1,011,824	(46,688,579)	—
Distributions to Members	—	(7,700,000)
Distributions to Minority Interest	(438,947)	(272,790)	(404,082)
Net Cash Used by Financing Activities	(23,955,637)	(8,388,407)	(8,269,541)

NET INCREASE (DECREASE) IN CASH	(502,799)	502,799	—

Cash, Beginning	502,799	—	—

CASH, ENDING	$—	$502,799	$—

SUPPLEMENTAL CASH FLOWS DISCLOSURES
Cash paid for:
Interest	$4,309,270	$5,384,894	$2,045,701

Income Taxes	$305,808	$40,421	$111,593

Noncash Investing and Financing Activities
Accrued Distribution to Minority Interest	$—	$415,947	$—

See accompanying notes.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—COMPANY ORGANIZATION

Combined Metals of Chicago LLC (the “Company”) was originally formed as a limited partnership between T.H. One, Inc., the 1% general partner, and Combined Metals Holding, Inc., the 99% limited partner.  The general and limited partners were S Corporations; each owned 50% by Cyrus Tang and Walter Hauk, individuals.

Elgiloy Limited Partnership was formed as a limited partnership between Elgiloy Holding, Inc., the 1% general partner, and NTH Associates, the 99% limited partner.  The general and limited partners were an S Corporation and a general partnership, respectively; each owned 50% by Cyrus Tang and Walter Hauk, individuals.

Effective January 1, 1997, the two partnerships merged with the Company as the surviving entity.  Subsequent to the merger, the Company was a limited partnership between T.H. One, Inc., the 1% general partner, Combined Metals Holding, Inc., a 59% limited partner, and Cyrus Tang and Walter Hauk, each 20% limited partners.

In December 1998, National Material L.P. (a related company) provided additional financing to the Company in the amount of $10,000,000 (this amount is classified on the balance sheet as subordinated notes payable to members).  Effective January 1, 1999, National Material L.P. was admitted as a new partner with a 60% interest in future profits or losses only (no interest in the equity of the partnership on the effective date of the transaction).  National Material L.P. then distributed 20% of their interest to Tang Industries, Inc.  Immediately following, Combined Metals of Chicago L.P. transferred all of its assets and liabilities to a new Illinois limited liability company to be known as Combined Metals of Chicago LLC in exchange for 100% of the membership interest therein.  Similarly, Combined Metals of Michigan L.P. transferred all of its assets and liabilities to a new Illinois limited liability company to be known as Combined Metals of Michigan LLC in exchange for 100% of the membership interest therein.  Such membership interests were then distributed by the Partnerships to their partners in proportion to their respective partnership interests.

Effective January 1, 1999, the resulting owners of Combined Metals of Chicago LLC were National Material L.P. (40%), Combined Metals Holding, Inc. (40%), and Tang Industries, Inc. (20%).  Also, Combined Metals of Chicago LLC currently has an 80% interest in Combined Metals of Michigan LLC.  On November 1, 2000, all of the stock of Combined Metals Holding, Inc was sold to AKS Investments, Inc. (this transaction did not change the percentage ownership of Combined Metals of Chicago LLC noted above).  On December 31, 2000, National Material L.P. distributed its remaining 40% interest to Tang Industries, Inc.

NOTE 2—COMPANY ACTIVITY

The Company’s primary location is Illinois (“Chicago”, “Elgiloy” and “Hampshire”).  The Company also includes an 80%-owned subsidiary, Combined Metals of Michigan LLC (“Michigan”).  A majority of the assets and revenues are associated with the Chicago locations.

The Chicago divisions and the Michigan subsidiary are engaged primarily in processing and distributing stainless steel.  Their business is primarily in the automotive, nonautomotive stamping and general fabrication, restaurant equipment, truck and trailer, household appliances, construction and building products industries located throughout the United States.

The Elgiloy division is engaged primarily in processing and distributing high-performance metals to manufacturers in the oil and gas, petrochemical, medical and aerospace industries throughout the United States.

The Hampshire division is engaged primarily in processing stainless steel and specialty alloys into precision thin strip.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are representations of management who is responsible for their integrity and objectivity.  These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

PRINCIPLES OF CONSOLIDATION

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for expected losses.  The allowance is estimated from historical performance and projections of trends.  Individual accounts are written off against the allowance when collection appears doubtful.

INVENTORY

Inventory is valued at the lower of specific cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.  Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred.  Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.  Accelerated methods are used to compute income tax depreciation for all eligible assets.  The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

FINANCIAL INSTRUMENTS

In June 1988, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.  SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments.  The statement requires an entity to recognize all derivatives as either assets or liabilities, and measure those instruments at fair value.  Derivatives that do not qualify as a hedge must be adjusted to fair value in earnings.  If the derivative does qualify as a hedge under SFAS No. 133, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments, or recognized in other accumulated comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a hedge’s change in fair value will be immediately recognized in earnings.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Swap

In January 2008, the Company entered into an interest rate swap agreement with a notional amount of $15,000,000 maturing in February 2010.  The agreement swaps the borrower’s option for using the LIBOR rate plus 1.50% - 2.25%, or the prime rate plus 0% - .25%, for a fixed rate of 3.08%.  The Company’s objective for using this instrument is to protect its cash flows from fluctuations in interest rates.  The Company designates the interest rate swap as a cash flow hedge, and in accordance with SFAS No. 133, the resulting changes in the fair value are recorded as a component of other accumulated comprehensive income.  The change in the fair value of the swap for 2008 was deemed immaterial to the financial statements, taken as a whole, and the corresponding liability was not recorded at December 31, 2008.

SHIPPING AND HANDLING

The Company includes shipping and handling fees billed to customers in net sales.  Shipping and handling costs associated with inbound and outbound freight are included in costs of sales.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

LOAN COSTS

Loan costs are amortized using the straight-line method over the life of the loan.

NOTE 4—OTHER CURRENT ASSETS

	2008	2007
Employee Advances	$2,087	$2,173
Prepaid Insurance	321,469	255,340
Other Prepaid Expenses	246,390	—
	$569,946	$257,513

NOTE 5—PROPERTY AND EQUIPMENT

	Estimated Useful Life	2008	2007

Land	—	$1,815,805	$1,815,805
Buildings and Improvements	20 to 40 years	17,028,071	16,207,607
Machinery and Equipment	12 years	70,509,591	68,492,748
Automobiles and Trucks	5 years	195,573	155,896
Furniture and Office Equipment	3 to 12 years	2,461,216	2,378,273
Construction in Progress	—	3,062,293	2,598,027
		95,072,549	91,648,356
Accumulated Depreciation		64,034,974	58,523,144

		$31,037,575	$33,125,212

Depreciation expense was $5,529,616 for 2008, $5,368,201 for 2007 and $5,452,662 for 2006.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6—OTHER ASSETS

	2008	2007

Loan Costs – Bank credit agreement amended December 2007, net of Accumulated Amortization of $187,080 and $0	$752,088	$890,684
Deposits	39,408	40,050
	$791,496	$930,734

Amortization expense was $187,080 for 2008, $77,992 for 2007 and $26,004 for 2006.

Amortization expense for the next four years is:

Year Ending December 31
2009	$188,022
2010	188,022
2011	188,022
2012	188,022
$752,088

NOTE 7—INCOME TAXES

As a limited liability company, the income of the Company is included in the tax returns of its members.  As such, the Company is not subject to federal or local income taxes, except for various state income taxes, which are included in administrative expenses.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8—LONG-TERM DEBT

	2008	2007
Under the terms of a credit agreement with a bank (second amended and restated as of December 19, 2007), the Company has committed borrowings in the amount of $92,000,000.  Borrowings under the agreement are collateralized by a security interest in substantially all assets of the Company and consist of two separate loans as described below.  The Company is subject to certain restrictive covenants with regards to the loans.  The Company is in compliance with the covenants at December 31, 2008.   Interest rates will be adjusted quarterly based on certain ratio covenants.  For the Term Loan, interest is payable at the borrower’s option using the LIBOR rate (4.61% at December 31, 2008) plus 1.75% - 2.50%, or the prime rate (3.25% at December 31, 2008) plus .25% - .50%.  For the Revolving Loan, interest is payable at the borrower’s option using the LIBOR rate plus 1.50% - 2.25%, or the prime rate plus 0% - .25%.  An interest rate swap agreement fixes the interest rate on this debt to 3.08%.  Interest rates and payment dates vary according to the interest periods which the Company has elected for specific portions of the outstanding loan balance.  The maturity date of the credit agreement and all loans is December 31, 2012.

Term loan in the amount of $37,000,000 with quarterly principal payments of $1,541,667 beginning March 31, 2008.	$30,833,333	$37,000,000

Revolving loan with a total commitment of $55,000,000. Available borrowings under the loan are subject to a monthly borrowing base computation based on inventory and accounts receivable. Available borrowing as of December 31, 2008 was $32,484,539. Interest terms are as noted above and all principal is due at December 31, 2012	14,786,591	34,489,838
	45,619,924	71,489,838

Less Current Maturities	6,166,667	6,166,667

Long-Term Debt	$39,453,257	$65,323,171

Principal payments due in each of the next four years are:

Year Ending December 31
2009	$6,166,667
2010	$6,166,667
2011	$6,166,667
2012	$6,166,665
$24,666,666

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9—SUBORDINATED NOTES PAYABLE TO MEMBERS

The notes payable to Members of the Company are subordinated to all bank borrowings.  In December 2007, the Company used a portion of the proceeds from refinancing its bank debt (see Note 8) to repay $50,021,772 of subordinated debt and accrued interest.  The remaining subordinated notes payable amounts and terms were restated as follows:

	2008	2007
Subordinated Notes Payable, due December 31, 2013.  Interest is accrued monthly at prime, and is payable at the end of each quarter commencing March 31, 2008.  At the members’ discretion, the accrued interest payable at any calendar quarter may be converted to additional principal (converted interest).  Interest accrues on the converted interest, and the payable date for these amounts is the next calendar quarter.  Amounts outstanding at December 31:

Subordinated Notes Payable Combined Metals Holding, Inc.	$8,014,951	$7,610,000

Subordinated Notes Payable Tang Industries, Inc.	12,016,873	11,410,000

Total Subordinated Debt	$20,031,824	$19,020,000

Included in Other Expense, net, on the Statements of Income and Members’ Deficit for 2008 is interest related to the above notes in the amounts of $404,951 for Combined Metals Holding, Inc. and $606,873 for Tang Industries, Inc.  For 2007, these amounts were $2,857,361 for Combined Metals Holding, Inc. and $1,086,441 for Tang Industries, Inc.  For 2006, these amounts were $2,823,576 for Combined Metals Holding, Inc. and $1,073,925 for Tang Industries, Inc.  No interest was paid in 2008, all accrued interest was converted to additional principal.

NOTE 10—OPERATING LEASES

The Company is obligated under various cancelable and noncancelable operating leases for both equipment and real estate.

Future minimum lease payments under noncancelable operating leases are:

	Real Estate	Equipment	Total
Year Ending December 31
2009	$213,245	$15,705	$228,950
2010	185,952	13,800	199,752
2011	165,792	13,800	179,592
2012	109,440	9,200	118,640
Aggregate Minimum Lease Payments under Noncancelable Operating Leases	$674,429	$52,505	$726,934

Total rent expense was $518,639 in 2008, $477,702 in 2007 and $419,658 in 2006.

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11—RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan.  The plan covers substantially all full-time employees with one year of service.  There were no discretionary contributions for 2008, 2007 and 2006.

The Company has entered into agreements with certain executive key employees to provide incentive compensation under nonqualified deferred supplemental compensation agreements.

	2008	2007	2006
Benefits included in other income and expense:
Defined Contribution Retirement Plan - Mandatory Contributions	$73,049	$79,182	$77,228
Deferred Supplemental Compensation Agreements	208,295	147,812	(37,989)
	$281,344	$226,994	$39,239

NOTE 12—RELATED PARTY TRANSACTIONS

The Company participates in master insurance policies (casualty) administered by National Material L.P.

The Company has purchased stainless steel products from AK Steel Corporation, an affiliate of AKS Investments, Inc.  Concurrent with the sale of the stock of Combined Metals Holding, Inc. to AKS Investments, Inc. (see Note 1), the Company entered into a supply agreement for the purchase of stainless steel products from AK Steel Corporation.

The Company paid a management services fee of $20,000 per month for 2008 and 2007 to National Material L.P. for certain credit, insurance, human resources, legal and financial support services.  The Company also reimburses National Material L.P. for certain expenses paid on behalf of the Company.

The Company paid a management services fee of $20,000 per month for 2008 and 2007 to AK Steel Corporation (an affiliate of AKS Investments, Inc.) for consultation, advice and direct management assistance with respect to operations, strategic planning, financing and other aspects of the business of the Company.

The following balances, revenues and expenses included in the accompanying consolidated financial statements result from the related party transactions described above:

	2008	2007
Other Current Assets
Prepaid Insurance	$321,469	$255,340
Accounts Receivable	215,115	509,362
Accounts Payable	1,463,039	973,658

	2008	2007	2006
Sales	$5,606,090	$5,181,642	$9,948,230
Purchases	36,325,768	64,696,164	40,393,192
Insurance – Casualty	635,099	786,506	949,766
Insurance – Group Health and Life	—	—	2,334,799
Administrative and Management Fees	480,000	480,000	640,000

COMBINED METALS OF CHICAGO LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13—CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  The Company believes it is not exposed to any significant credit risk on cash.

NOTE 14—SUBSEQUENT EVENT

In January 2009, the Company began assessing the possibility of closing one of their facilities in an effort to reduce costs in response to a decrease in sales orders, and the potential benefits of the consolidation of facilities.  As part of this assessment, the Company is reducing its workforce and the related costs will be charged against income from operations in 2009.